FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of September 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                     Form 20 - F [X]          Form 40 - F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [_]          No [X]



This Form 6-K consists of:

A press release issued by Vasogen Inc. on September 26, 2000, entitled: "Vasogen Added to the TSE 300 Composite Index".


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   VASOGEN INC.


                                   By   /s/ Christopher Waddick
                                        ---------------------------------------
                                       (Name: Christopher  Waddick)
                                       (Title:   Vice-President, Finance & CFO)

Date:  September 26, 2000

 Vasogen Inc.
                                                   INVESTOR CONTACT
   2155 Dunwin Drive
   Mississauga, ON, Canada L5L 4M1                 Glenn Neumann
   tel: (905) 569-2265   fax: (905) 569-9231       Investor Relations
   www.vasogen.com                                 tel: (905) 569-9065
                                                   e-mail: investor@vasogen.com

--------------------------------------------------------------------------------


FOR IMMEDIATE RELEASE

                  Vasogen Added to the TSE 300 Composite Index

Toronto, Ontario (September 26, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has been selected to be included on the TSE 300 Composite Index under the Biotechnology/Pharmaceuticals section of the Consumer Products sub-index. This inclusion becomes effective after the close of trading on the Toronto Stock Exchange (TSE) today.

The TSE 300 Composite Index, introduced in 1977, is a broad market indicator that represents 300 of the largest publicly-traded companies in Canada. The TSE regularly reviews the Indices and follows strict criteria for inclusion and maintenance policies to ensure that the Indices continually provide key information for investors.

"We are very pleased to be included in the select group of companies which comprise the TSE 300 Index," commented David Elsley, President and CEO of Vasogen. "With five indications in clinical trials, a solid financial position and a strong research pipeline to support future growth, Vasogen remains committed to enhancing shareholder value through the commercial development of its proprietary immune modulation therapy for the treatment of a number of autoimmune and inflammatory diseases."

Over the next three quarters, Vasogen expects to report results from five ongoing clinical trials targeting the treatment and prevention of psoriasis, peripheral vascular disease, congestive heart failure, ischemia/reperfusion injury, and graft-versus-host disease.


   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.